Exhibit 99.1

Mountain Province Diamonds Announces Results of Fifth Diamond Sale and Operational Update

Shares Issued and Outstanding: 160,173,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, June 27, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed fifth diamond sale.  The results of the fifth sale, with preceding sale results for comparative context, are summarized as follows:

	2017-Q1 Sales 1-3	2017-May Sale 4	2017-Jun Sale 5

Tender Sale Proceeds (USD million)	37.7	12.7	21.1
Carats Sold ('000s)	522	148	222
Value per Carat (USD)[1]	72	86	95

[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.

The results from the fifth sale are elevated in part from the inclusion of a selection of the fancies and specials won by the Company otherwise scheduled for inclusion in the sixth sale, which will occur in the second half of July.  Excluding these high value diamonds, the average value realized per carat was US$75.  This reflects the finer size and lower quality distribution of this particular sales offering, as the Company indicated in May would be the case in connection with its first quarter reporting.

Nonetheless, this fifth sale represents the Company's strongest sale performance to date.  Very positive prices were realized on the fancies and specials, and prices realized on the remainder of the offering also exceeded expectations.  The financial result was matched by several strong performance measures, including the number of buyers attending, the number of attendees placing bids and the average number of bids per lot.  Said Reid Mackie, the Company's Vice President Diamond Marketing, "The June tender sale was our best attended to date and produced a record number of bids.  Repeat customers won 75% of lots, indicating that the rough market's understanding of our diamonds' performance at manufacturing is positive and well on track."

To more meaningfully relate prices realized at sale events to production results, the Company is providing the following table:

Production Period	Inception to End of Year 2016	Jan 2017	Feb 2017	Mar 2017	Apr 2017	May 2017	YTD Total 2017

Sale in Which Goods Were Primarily Sold	1 & 2	3	4	5	n/a2	n/a2
Tonnes Processed (100%) ('000s)	515	138	160	194	201	276	969
Recovered Grade (carats per tonne)	1.64	1.77	1.62	1.88	2.27	2.09	1.96
Carats Recovered (100%) ('000s)	847	244	259	364	457	579	1,903
Carats Recovered (49% share) ('000s)	422	120	127	178	224	284	933
Attributed Value per Tonne in CAD[1]	143	182	190	178	n/a2	n/a2

[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "With the winterization improvements successfully completed, the mine has made good progress in catching up on production tonnage relative to plan.  As a result, and combined with the notably positive recovered grade performance, year-to-date carat production has fully caught up to plan.  Given the positive experience in our diamond marketing efforts, the trend leading in to the second half of our first year of production is encouraging."

Operationally, ore production rates have been strong, the diamond processing plant is functioning at and above nameplate capacity, and total production costs to date are broadly consistent with budget.  Regarding pit operations, the mine operator, De Beers Canada, has advised that for geotechnical reasons a push-back of the east wall of the 5034 pit is required, and initial work on that push-back has now commenced.  While the operator has not yet determined the full cost impact, it is expected that the main effect will be spread over the next three years.  Further information will be provided once the determination has been completed.

As previously disclosed, the Company declared the commencement of commercial production on March 1, 2017.  The Company will report its first mine revenues and gross margins in its second quarter financial results, reflecting the sale of March production under this fifth diamond sale event.  Second quarter financial results are expected to be released on or about August 10, 2017.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.88 million tonnes grading 1.57 carats per tonne for total diamond content of 54.64 million carats.

Gahcho Kué is the world's largest and highest grade new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement: This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/27/c3743.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 01:00e 27-JUN-17